UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON NOVEMBER 1, 2013

DATE, TIME AND PLACE: November 1, 2013, at 4 p.m. at the Auditorium of Banco Santander (Brasil) S.A.’s main place of business (“Banco Santander” or “Company”), at Avenida Presidente Juscelino Kubitschek, No. 2.235, 1º mezzanine – Vila Olímpia – São Paulo – SP.

ATTENDANCE: Shareholders representing more than eighty-eight percent (88%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book.

BOARD: Chairman: Mr. Marco Antônio Martins de Araújo Filho; Secretary: Mr. Mauro Eduardo Guizeline.

CALL NOTICE: The call notice was published in the Brazilian State Gazette (Diário Oficial do Estado de São Paulo – “DOESP”) and in the newspaper “Valor Econômico”, in editions of October 1, 2 and 3, 2013.

AGENDA: (a)  To approve the proposal for the Company’s capital decrease by six billion Brazilian reais (R$6,000,000,000.00), from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$56,828,201,614.21), without decreasing the number of shares, keeping the percentage of ownership interest held by shareholders in the Company’s share capital unchanged, with subsequent amendment to the main section of Article 5 of the Bylaws; (b)  To approve the proposal for amendment to item XIII of article 17 of the Company’s bylaws, so as to confer upon the Board of Directors the authority to resolve on the issuance, within the limit of authorized capital, of credit securities and other convertible instruments, in conformity with Law No. 12.838 of July 9, 2013 and CMN Resolution No. 4192 of March 1, 2013; and  (c) To approve (i) conduction of Mr. Celso Clemente Giacometti to the position of President of the Company’s Board of Directors; (ii) conduction of Mr. Jesús Maria Zabalza Lotina to the position of Vice-President of the Company’s Board of Directors and (iii) the confirmation of the composition of the Company’s Board of Directors.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) the reading of the documents related to the matters to be approved in this Extraordinary Shareholders Meeting was dismissed, given that shareholders are fully aware of their content, and also they were disclosed on the website www.cvm.gov.br on September 30, 2013, as per Instruction CVM nº 481, of December 17th, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) the declarations of votes, abstentions, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) authorized the drafting of these minutes as a summary, and the publication thereof without the signatures of all shareholders, as provided for under Article 130, paragraphs 1 and 2, of Law No. 6.404/76, respectively.

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RESOLUTIONS: After discussion on the matters included in the Agenda, the shareholders of Banco Santander attending the meeting representing more than 75% of the voting capital have decided to:

(a)   To APPROVE the proposal for the Company’s capital decrease, currently considered as elevated, in six billion Brazilian reais (R$6,000,000,000.00), from sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$62,828,201,614.21) to fifty-six billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen Brazilian reais and twenty-one cents (R$56,828,201,614.21), upon no reduction in the number of shares, and maintaining the interest percentage of shareholders in the Company’s capital stock. Due to the reduction approved herein, the main section of Article 5 of the Company’s Bylaws shall read as follows: “Article 5. The Company’s capital stock is fifty-six billion eight hundred and twenty-eight million two hundred and one thousand six hundred and fourteen Reais and twenty-one cents (R$ 56,828,201,614.21) divided into three hundred and ninety-nine billion forty-four million one hundred and sixteen thousand and nine hundred and five (399.044.116.905) shares, out of which two hundred and twelve billion eight hundred and forty-one million seven hundred and thirty-one thousand seven hundred and fifty-four (212.841.731.754) are common shares and one hundred and eighty-six billion two hundred and two million three hundred and eighty-five thousand one hundred and fifty-one (186.202.385.151) are preferred shares, nominative with no par value.” Is recorded in these Minutes that the capital decrease approved is inserted within the context of the proposal for optimization of the composition of the regulatory capital of Santander Brasil, with objective is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned to the business plan and growing assets, in accordance with Material Fact released on September 26, 2013. The effective restitution of funds to shareholders is conditioned to (i) the completion of the procedure for opposition by unsecured creditors, in conformity with article 174 of Law No. 6404/76; and (ii) approval by the Central Bank of Brazil, under the terms of applicable regulation, and filing of these Minutes with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo - JUCESP). Once the conditions above are satisfied, the Company’s management will publish a Notice to the Shareholders informing of (i) the terms for payment of the funds to the shareholders ratable to their interest in the Company, with no monetary correction between the date hereof and date of payment; and (ii) the date of negotiations of the Units and shares ex-rights restitution of funds. Until such date is set and informed to the Shareholders through Notice, Units and shares shall continue to be traded with right to restitution of funds;

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(b)  To APPROVE the proposal for amendment to item XIII of article 17 of the Company’s bylaws, so as to confer upon the Board of Directors the authority to resolve on the issuance, within the limit of authorized capital, of credit securities and other convertible instruments, in conformity with Law No. 12.838 of July 9, 2013 and CMN Resolution No. 4192 of March 1, 2013, which shall read as follows: “Article 17. The Board of Directors is incumbent to, apart from other attributions under law or Bylaws: (...) XIII. approve the increase in the capital stock of the Bank, regardless of amendments to the Bylaws within the limits authorized under paragraph 1 of Article 5 herein, setting the price, the term for paying-up and the conditions for issuance of shares, as well as issue of securities and other instruments convertible into shares within the limits authorized under paragraph 1 of Article 5 herein, and can also exclude right of first refusal or reduce the term for issuance of shares, subscription warrant, securities and other instruments convertible into shares, the placement of which is made upon trade in stock exchange or public offering of acquisition of Control (tender offer), under the terms in law.”; and

(c)        To APPROVE (i) conduction of Mr. Celso Clemente Giacometti, at the moment Vice-Chairman of the Board of Directors, to the title of Chairman of the Company’s Board of Directors with term of office until the Annual General Meeting related to the fiscal year 2015; (ii) conduction of the member of the Board of Directors Mr. Jesús Maria Zabalza Lotina to the title of Vice-Chairman of the Board of Directors with term of office until the Annual General Meeting related to the fiscal year 2015; and (iii) due to resolutions in the above items, CONFIRM the composition of the Company’s  Board of Directors with term of office until the Annual General Meeting related to the fiscal year 2015, namely: Chairman of the Board of Directors: Mr. Celso Clemente Giacometti (Id Card # 3.179.758-1 SSP/SP – CPF/MF  #  029.303.408-78), Brazilian, married, business administrator, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Vereador José Diniz nº 3725 – 6º andar; Vice-Chairman of the Board of Directors: Mr. Jesús Maria Zabalza Lotina (RNE  #  155857MH – CPF/MF  #  236.328.588-37), Spanish, married, engineer, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia; and Members of the Board of Directors: Mr. Conrado Engel (Id Card #12849016-7 SSP/SC - CPF/MF  # 025.984.758-52), Brazilian, married, engineer, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Mr. José Antonio Alvarez Alvarez (Id Card # A1005039400 - Passport # AA261236), Spanish, married, executive, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José Manuel Tejón Borrajo, (Id Card # AO138454500, Passport # AAA117365), Spanish, married, economist, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José de Paiva Ferreira (RNE  # W274948-B - CPF/MF  # 007.805.468-06), Portuguese, married, administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Ms. Marília Artimonte Rocca (Id Card # 24.938.902-2 SSP/SP - CPF/MF # 252.935.048-51),  Brazilian, divorced, businesswoman, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; and Mrs. Viviane Senna Lalli (Id Card # 7.538.713-X SSP/SP  – CPF/MF  # 077.538.178-09), Brazilian, widow, businesswoman, resident and domiciled in the city of São Paulo - SP, with business address at Rua Dr. Olavo Egídio, 287 – 16o floor, São Paulo - SP, being the last two members jointly with Mr. Celso Clemente Giacometti, Independent Members of the Board of Directors, as defined in Paragraph 3 of Article 14 of the Bylaws.

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CLOSING OF THE MEETING: There being nothing further to discuss, the meeting was adjourned, these minutes drawn up as summary and, then, read, found to be in order, and signed by the Chairman, the Secretary and the controlling shareholders. São Paulo, November 1, 2013. Board:  Chairman: Mr. Marco Antônio Martins de Araújo Filho; Secretary: Mr. Mauro Eduardo Guizeline. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. –  Beatriz Arruda Outeiro; STERREBEECK, B.V. – Beatriz Arruda Outeiro.

I certify that this a true copy of the Minutes filed in the respective Book of Minutes of Extraordinary Meetings of the Company.

Marco Antônio Martins de Araújo Filho

Chairman

Mauro Eduardo Guizeline

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 1, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer